PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec announces recapitalization transaction

Montreal, Quebec, December 19, 2007 - Tembec Inc. ("Tembec") announced today a proposed recapitalization transaction (the "Recapitalization") with the following key elements:

  Conversion of US $1.2 billion of Tembec’s debt into new equity.

  Implementation of a new 4-year term loan of US $250 million to US $300 million (final amount to be determined by Tembec) to provide additional liquidity.

  Reduction of Tembec’s annual interest expense by approximately $67 million.

  Business as usual for employees, trade creditors and customers. They will not be affected by the Recapitalization.

  Implementation of the Recapitalization is expected to occur by the end of February 2008.

The new capital structure will provide a stronger financial base for the execution of Tembec’s operating strategy and enhance the long-term value of Tembec.

Tembec’s trade creditors, as well as its obligations to employees, including under its pension and benefit plans, are unaffected by the Recapitalization and will continue to be paid or satisfied in the ordinary course of business.

"This Recapitalization transaction is a significant and positive development for Tembec and its stakeholders. It is a consensual solution that is fair to both our noteholders and our shareholders, and it meets Tembec’s previously stated business objectives of improving its capital structure and liquidity," said James Lopez, President and CEO of Tembec Inc. "This transaction does not affect Tembec’s customers, suppliers or workforce. It is business as usual."

Tembec’s Board of Directors is unanimously recommending all noteholders and shareholders support the transaction because it will reduce net debt by approximately US $1.2 billion, normalizing Tembec’s capital structure. Tembec’s financial advisor BMO Capital Markets has provided an opinion to Tembec’s Board of Directors that the terms of the Recapitalization are fair from a financial point of view to the Company.

"With this transaction, Tembec is delivering on its key commitment to explore and pursue strategic alternatives to reduce its debt levels and improve liquidity," said Guy Dufresne, Chairman of the Board of Directors. "The Board and management believe this transaction accomplishes Tembec’s objectives. It is a comprehensive recapitalization that creates a stronger company and allows for the pursuit of greater opportunities."

An ad hoc committee of noteholders has executed support agreements with Tembec whereby they have agreed to vote in favour of and support the Recapitalization. The committee holds in excess of US $250 million of notes. Tembec will continue to solicit and obtain additional noteholder support for the Recapitalization.

Tembec expects to hold separate noteholder and shareholder meetings on February 22, 2008 in Montréal, Québec to obtain the required approvals for certain steps necessary to implement the Recapitalization transaction, including approval by the noteholders of a Plan of Arrangement under the Canada Business Corporations Act. Details of the Recapitalization will be provided in an information circular expected to be distributed to noteholders and existing shareholders by the end of January 2008. In addition to noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to final approval of the Court and receipt of all necessary regulatory and stock exchange approvals.

A summary of the key terms of the Recapitalization is attached to this press release. Further information about the Recapitalization will be available on SEDAR (www.sedar.com) and the company’s web page (www.tembec.com).

Conference Call

A conference call intended for financial analysts and institutional investors is scheduled for December 19, 2007 at 11:00 a.m. (EST). Participants’ dial-in number is 514-861-1681 or 866-299-8690.

The call can be accessed on a listen only basis via the internet at www.tembec.com in the "Investors" section.

A recording of the conference call can be accessed after 1:00 p.m. (EST) on December 19, 2007;

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Via the internet at www.tembec.com in the "Investors" section.

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Via recorded telephone call until midnight December 29, 2007 at 1-800-408-3053 and by entering the password 3246674#.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 8,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com.

This press release and the attached document include "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as "will", "anticipate", "estimate", "expect" and "project" or variations of such words. These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments. Such statements are subject to a number of uncertainties, including, but not limited to, receipt of the approvals necessary to implement the Recapitalization, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company’s periodic filings with securities regulatory authorities in Canada and the United States. Many of these uncertainties are beyond the Company’s control and, therefore, may cause actual actions or results to differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release and the attached key recapitalization terms are not an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

Investor Contacts:
Michel J. Dumas	BMO Capital Markets
Executive Vice President,	Financial Advisor to Tembec
Finance and Chief Financial Officer	Tel.: 416-359-5210
Tel.: 819-627-4268	Tel.: 866-668-6211 (toll free)
michel.dumas@tembec.com

Media Contacts:
John Valley	Tony Fratianni
Executive Vice President,	Vice President,
Business Development and Corporate Affairs	General Counsel and Secretary
Tel.: 416-775-2819	Tel.: 514-871-2310
john.valley@tembec.com	tony.fratianni@tembec.com

Key Terms of the Recapitalization

All of the existing equity of Tembec will be surrendered and 100,000,000 new common shares ("New Shares") in the recapitalized Tembec will be issued.

Treatment of Existing Unsecured Notes

- The unsecured notes issued by Tembec Industries Inc. ("Notes") and listed below will be affected by the Recapitalization:

  US $350,000,000 8.625% notes due June 2009

  US $500,000,000 8.5% notes due February 2011

  US $350,000,000 7.75% notes due March 2012

- Existing holders of Notes ("Noteholders") will receive 95% of the recapitalized equity of Tembec as follows:

(i)

Noteholders will surrender their Notes in exchange for their pro rata share, based on the face amount of Notes held, of 45% of the recapitalized equity of Tembec (37.5 New Shares for each US $1,000 of face amount of Notes);

(ii)

Under the terms of the Recapitalization plan, Noteholders will be paid accrued interest on the Notes up to and including December 30, 2007;

(iii)

In addition, qualifying Noteholders will have an opportunity to participate (the "Loan Participation Process") as lenders in amounts up to their pro rata share, based on the face amount of Notes held, of a new term loan (the "New Loan") in a maximum principal amount of US $300 million. Those qualifying Noteholders who participate in the New Loan will receive their pro rata share, based on the amount of their participation in the New Loan, of 43% of the recapitalized equity of Tembec. The minimum participation amount shall be US $250,000.

In effect, for every US $1,000,000 of face value of Notes held by an existing Noteholder, such Noteholder may participate in lending up to US $250,000 of the New Loan and will be entitled to receive up to approximately 35,833 additional New Shares.

The deadline for making a commitment to participate in the New Loan is expected to be approximately mid-February 2008;

JPMorgan has entered into commitment agreements with Tembec to the effect that any amount of the New Loan that is not provided by Noteholders, shall be provided by JPMorgan. Additional details with respect to the backstop arrangements are described below.

On or prior to the date that is 15 business days prior to the implementation date of the Recapitalization, Tembec may elect to reduce the amount of the New Loan to no less than US $250,000,000. In such event, all New Loan participation amounts requested by Noteholders shall be adjusted downward in proportion to the reduction in the overall New Loan amount.

To qualify to participate in the New Loan, Noteholders must meet one of the following criteria:

a)

In the case of a Noteholder resident in the United States, such Noteholder qualifies as, or is a fund that is an affiliate of and managed by the same fund manager as, a "qualified institutional buyer" within the meaning of Rule 144A under the US Securities Act of 1933, as amended;

b)

In the case of a Noteholder resident in a province or territory of Canada, such Noteholder qualifies as an "accredited investor" as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions (the "National Instrument"); and

c)

In the case of a Noteholder resident outside of Canada or the United States, such Noteholder qualifies as an "accredited investor" as such term is defined in the National Instrument as if such Noteholder was resident in Canada and can demonstrate to Tembec that it is qualified to participate in the New Loan in accordance with the laws of its jurisdiction of residence.

Specific instructions on how to participate in the New Loan will be provided in an information circular which is expected to be available by January 31, 2008.

(iv)

Existing Noteholders who participate in a backstop of the New Loan (as described below) will be entitled to an additional 7% of the recapitalized equity of Tembec.

Support Agreements

An ad hoc committee of Noteholders (the "Committee") has executed support agreements with Tembec whereby they have agreed to vote in favour of and support the Recapitalization. The Committee holds in excess of US $250 million of Notes. Tembec will continue to solicit and obtain additional Noteholder support for the Recapitalization. In addition, certain members of the Committee have agreed to form part of the Initial Backstop (as described below).

Treatment of Certain Other Obligations

As part of the implementation of the Recapitalization, Investissement Québec ("IQ") and Société générale de financement du Québec ("SGF") will receive a replacement 6% unsecured note of Cdn $18 million in exchange for the Cdn $20.1 million note currently held by IQ and the Cdn $25.7 million of preferred shares held by IQ and SGF. The approval of IQ and SGF will be required as part of the Recapitalization transaction.

Treatment of Existing Shares

- Existing shareholders of Tembec Inc. will receive their pro rata share of:

(i)

5,000,000 New Shares. For each 100 existing common shares in the capital of Tembec Inc., an existing shareholder will receive 5.84 New Shares; and

(ii)

"cashless" warrants to acquire 11,111,111 New Shares issued from treasury. The warrants shall be deemed to be exercised and shall be automatically converted to New Shares if the 20-day volume weighted average trading price of the New Shares reaches Cdn $12.00 (the "Strike Price"). No consideration is payable by the warrant holder to acquire the New Shares once the Strike Price has been reached. For each 100 existing common shares in the capital of Tembec Inc., an existing shareholder will receive approximately 12.9778 warrants and each warrant will be convertible into one New Share. The warrants will expire four years after the implementation date of the Recapitalization.

No fractional New Shares or warrants will be issued in the Recapitalization.

Terms of the New Loan

The following is a summary of selected terms of the New Loan: Borrower: Tembec Industries Inc. ("TII") Amount: US $250,000,000 to US $300,000,000

Borrower:	Tembec Industries Inc. ("TII")

Amount:	US $250,000,000 to US $300,000,000

	■	Tembec will give notice of the amount of the New Loan (within the range noted above) at least 15 business days prior to the implementation date of the Recapitalization
	■	The full amount of the New Loan will be drawn on implementation date of the Recapitalization

Use of proceeds:	■	Repayment of working capital facilities, capital expenditures and general corporate purposes

Term:	■	Four years from the implementation date of the Recapitalization

Guarantors	■	Tembec Inc.
	■	Tembec Enterprises Inc. ("TEI")
	■	All present and future material Canadian and U.S. wholly-owned subsidiaries of Tembec Inc, TII and TEI

Security	■	First charge on all assets other than receivables and inventory of the Borrower and the Guarantors
	■	Second charge on all receivables and inventory, subject to the prior charge of a working capital facility

Interest rate:	■	Base Rate Loans: Base Rate + 6.0%
	■	LIBOR Loans: LIBOR + 7.0%

Covenants	■	Certain covenants with respect to debt incurrence, permitted liens, fundamental changes, limitations on guarantees and transactions with affiliates
	■	A financial maintenance covenant that matches the covenant in the company’s existing working capital facility, as amended from time to time

Prepayment	■	Prepayable at any time with a prepayment premium of:
- Year 1: 4%
- Year 2: 3%
- Year 3: 2%
- Year 4: 0%

Backstop Arrangements

The following arrangements have been made to provide for the funding of the New Loan in the event the Loan Participation Process described above, does not raise the full amount of the New Loan:

(i)

Initial Backstop:

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JPMorgan has entered into an agreement (the "Initial Backstop") with Tembec whereby it has, subject to certain conditions, committed to fund any portion of the New Loan that is not funded by the Loan Participation Process (the "Participation Shortfall").

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JPMorgan has entered into arrangements with certain Noteholders who have agreed to participate in some or all of the Participation Shortfall that is funded by JPMorgan pursuant to the Initial Backstop. JPMorgan’s obligation to fund the Participation Shortfall is not conditional on these Noteholders fulfilling their obligations to JPMorgan.

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The Initial Backstop may be terminated upon the earlier of the occurrence of a material adverse change (as defined in the agreement) and March 31, 2008.

(ii)

Additional Backstop:

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Under the terms of the Recapitalization, Tembec may, on or prior to January 31, 2008, enter into backstop arrangements with other Noteholders for up to US $201.5 million of the New Loan amount (the "Additional Backstop").

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BMO Capital Markets, Tembec’s financial advisor, will be coordinating arrangements with Additional Backstop parties on behalf of Tembec.

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JPMorgan’s obligation to fund the Participation Shortfall is not conditional on the Additional Backstop parties fulfilling their obligations to Tembec.

The consideration payable for the backstop arrangements are as follows:

(i)

JPMorgan shall receive a fee upon entering into the Initial Backstop commitment.

(ii)

The Initial Backstop parties will receive, on a pro rata basis:

a)

US $2.015 million in cash; and

b)

2 million New Shares.

(iii)

In addition, the Initial Backstop parties and the Additional Backstop parties will receive, on a pro rata basis:

a)

US $6.75 million in cash; and

b)

5 million New Shares.

A backstop termination fee in the amount of US $8.5 million would be payable by Tembec in certain circumstances.

Implementation Process

Tembec expects to hold separate Noteholder and shareholder meetings on February 22, 2008 in Montréal, Québec to obtain the required approvals for certain steps necessary to implement the Recapitalization transaction, including approval by the Noteholders of a Plan of Arrangement under the Canada Business Corporations Act. Details of the Recapitalization will be provided in an information circular expected to be distributed to Noteholders and existing shareholders by the end of January 2008. In addition to Noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to final approval of the Court and receipt of all necessary regulatory and stock exchange approvals.